OPTEX SYSTEMS HOLDINGS,  INC.
1420 Presidential Drive
Richardson, TX 75081

October 19, 2009

VIA EDGAR

Dennis C. Hult
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 6010

Re:           Optex Systems Holdings, Inc.

Gentlemen:

We are in receipt of your letter to us, dated October 8, 2009, regarding the Optex Systems Holdings, Inc. Form 8-K filed on October 1, 2009.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, hereinbelow are your comments (bolded), and our responses.

1.  Please amend your report to include all of the information required by Item 404 of Regulation S-K.  Also, include as Exhibit 16 a letter from your former auditors addressing the revised disclosures.  You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

A Form 8-K/A has been filed per the above comment as of the date of filing of this response.

2.  We note that Rotenberg and Company LLP applied for a name change with the Public Company Accounting Oversight Board.  Please tell us when EFP Rotenberg LLP will be registered with the PCAOB.

EFP Rotenberg LLP is currently registered with the PCAOB.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Dennis Hult
October 19, 2009

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman

cc:  Jolie Kahn, Esq.